Gary B. Wolff, P.C.

  488 Madison Avenue Suite 1100 New York, New York 10022

COUNSELOR AT LAW

 Tel: (212) 644-6446   Fax: (212) 644-6498   Email: wolffpc@nyc.rr.com

February 4, 2009

Mail Stop 3720

John J. Harrington

Attorney Advisor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

TK Star Design, Inc. (the “Company”)

Registration Statement Form S1/ Pre-Effective Amendment Two

File No.: 333-156457

Dear Mr. Harrington:

In accordance with our conversation of today, February 4, 2009, the only substantive change made in this amendment relates to indicated Executive Compensation Table for year ended December 31, 2008 in the Summary Compensation Table.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

TK Star Design, Inc.

Li & Company, PC